Exhibit 12.1

Coach, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended
	September 27, 2014	June 28, 2014	June 29, 2013	June 30, 2012	July 2, 2011	July 3, 2010
	(millions)
Determination of Earnings:
Income before provision for income taxes and loss from equity investees	$180.5	$1,122.3	$1,526.9	$1,512.7	$1,305.9	$1,158.1
Plus: Fixed charges	26.3	107.4	95.5	87.7	70.8	69.4
Earnings available to cover fixed charges	$206.8	$1,229.7	$1,622.4	$1,600.4	$1,376.7	$1,227.5

Fixed Charges:
Interest expense (none capitalized)	$0.7	$1.7	$1.4	$5.0	$1.8	$8.9
Interest portion of rent expense (1/3)	25.6	105.7	94.1	82.7	69.0	60.5
Total fixed charges	$26.3	$107.4	$95.5	$87.7	$70.8	$69.4

Ratio of earnings to fixed charges	7.9	11.4	17.0	18.2	19.4	17.7